Interstate Bakeries Corporation

12 East Armour Blvd., 64111 / P.O. Box 419627, Kansas City, MO 64141-6627

816/502-4000

May 21, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Attn: Ms. Jill H. Davis

Re:       Interstate Bakeries Corporation
Form 10-K for the Fiscal Year ended June 2, 2007
Form 10-Q for the Fiscal Quarter ended March 8, 2008
SEC File No. 001-11165

Dear Ms. Davis:

We received your letter dated May 15, 2008 with respect to the above-referenced reports filed by Interstate Bakeries Corporation.

We are in the process of preparing our response to the comments reflected in your letter but are unable to complete our work in this regard within 10 business days of the date of your letter as you have requested. We request an extension of time to respond to your letter until June 9, 2008, and we undertake to furnish our response to you on or before that date. It is my understanding that Jennifer O'Brien verbally agreed to this extension in a phone conversation with in-house counsel this afternoon.

If you have any questions or require any further information, please call me at (816) 502-4164.

Very truly yours,

/s/ J. Randall Vance
J. Randall Vance Senior Vice President, Chief Financial Officer and Treasurer

cc:  Jennifer O'Brien